UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 2-39822

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

EQUIFAX INC. 401(K) PLAN

(formerly the Equifax Inc. Employees 401(K) Retirement and Savings Plan)

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Equifax Inc.

1550 Peachtree Street, N.W.

Atlanta, Georgia 30309

Required Information

Pursuant to the Section of the General Instructions to Form 11-K entitled “Required Information”, this Annual Report on Form 11-K for the fiscal year ended December 31, 2003, consists of the audited financial statements of the Equifax Inc. 401(k) Plan (“Plan”) for the year ended December 31, 2003, and the related schedule thereto. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and, in accordance with Item 4 of the section of the General Instructions to Form 11-K entitled “Required Information,” the financial statements and schedule have been prepared in accordance with the financial reporting requirements of ERISA in lieu of the requirements of Items 1-3 of that section of the General Instructions.  Schedules I, II and III are not submitted because they are either not applicable, the required information is included in the financial statements or notes thereto, or they were not required under ERISA.

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Equifax Inc. 401(k) Plan (formerly, Equifax Inc. Employees 401(k)

Retirement and Savings Plan)

Years ended December 31, 2003 and 2002

with Report of Independent Registered Public Accounting Firm

Equifax Inc. 401(k) Plan

(formerly, Equifax Inc. Employees 401(k)

Retirement and Savings Plan)

Audited Financial Statements

and Supplemental Schedule

Years ended December 31, 2003 and 2002

Report of Independent Registered Public Accounting Firm

To the Plan Administrator

Equifax Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Equifax Inc. 401(k) Plan (formerly, Equifax Inc. Employees 401(k) Retirement and Savings Plan) as of December 31, 2003 and 2002 and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 16, 2004

Atlanta, Georgia

Equifax Inc. 401(k) Plan

(formerly, Equifax Inc. Employees 401(k)

Retirement and Savings Plan)

Statements of Net Assets Available for Benefits

	December 31
	2003	2002

Assets
Investments, at fair value	$173,876,838	$150,754,493
Cash, interest-bearing	1,199,702	639,163
Cash, non-interest-bearing	50,031	—
Company contribution receivable	3,138,745	924,598
Participant contribution receivable	—	371,738
Accrued income	195,892	756
Total assets	178,461,208	152,690,748

Liabilities
Due to broker for purchase of securities	(5,000)	(15,515)
Net assets available for benefits	$178,456,208	$152,675,233

See accompanying notes.

Equifax Inc. 401(k) Plan

(formerly, Equifax Inc. Employees 401(k)

Retirement and Savings Plan)

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

Additions
Interest and dividends	$2,148,332
Participant contributions	9,684,532
Company contributions	3,074,408
Rollovers from qualified plans	1,379,450
Net appreciation in fair value of investments	24,146,779
Total additions	40,433,501

Deductions
Administrative expenses	(10,865)
Distributions to participants	(14,641,661)
Total deductions	(14,652,526)
Net increase	25,780,975

Net assets available for benefits:
Beginning of year	152,675,233
End of year	$178,456,208

See accompanying notes.

Equifax Inc. 401(k) Plan

(formerly, Equifax Inc. Employees 401(k)

Retirement and Savings Plan)

Notes to Financial Statements

December 31, 2003

1. Description of the Plan

General

The following brief description of the Equifax Inc. 401(k) Plan (formerly, Equifax Inc. Employees 401(k) Retirement and Savings Plan) (the “Plan”) is provided for informational purposes only. Participants should refer to the Plan document for more complete information.

The Plan is a defined contribution plan, which is subject to the Employee Retirement Income Security Act of 1974, as amended. All U.S. salaried employees of the participating companies of Equifax Inc. and its subsidiaries (the “Company”) are eligible to participate in the Plan on the first day of the payroll period after their date of hire.

In October 2000, the Board of Directors of the Company announced its intent to spin off its payment services division into a separate publicly traded company with its own management and Board of Directors (the “Distribution”). This Distribution occurred on July 7, 2001 and was accomplished by transferring the assets, liabilities, and stock of the businesses that comprised the payment services division to Certegy Inc. (“Certegy”) and then distributing all of the shares of common stock to Equifax’s shareholders. Resultant from the Distribution, participants in the Plan received one share in the newly created Certegy stock fund for every two shares he/she owned in the Equifax Stock Fund at the time of the Distribution. The Certegy stock fund is a frozen investment option and participants are not permitted to make additional investments into this fund.

Contributions

Each participant may make basic contributions from 1% to 6% of his/her total salary (base salary only for highly compensated employees) through payroll deductions on a pretax or an after-tax basis. In addition to basic contributions, each non-highly compensated participant may elect to make supplemental contributions of 7% to 30% of gross pay (4% limit for highly compensated participants) on a pretax or an after-tax basis through payroll deductions, subject to certain limits. In addition, participants who are eligible to make contributions under the Plan and who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions, as defined, subject to certain limits.

The Plan requires the Company to make minimum matching annual contributions of 100% of the first 2% of salary contributed by participants each pay period during the Plan year. The match on the remaining basic contributions is discretionary and for the 2003 Plan year was 25%. Supplemental contributions are not matched. Matching contributions are net of any in-service after-tax withdrawals, without regard to lump-sum cash contributions and roll-over contributions, either deposited or withdrawn. Company contributions shall not exceed the maximum amount which, together with Company contributions to the Equifax Inc. U.S. Retirement Income Plan for a Plan year, is deductible under the Internal Revenue Code (the “Code”) or such other federal income tax statutory provision as may be applicable. In addition, a participant must be actively employed by the Company on December 31st to receive the matching contribution for that Plan year, unless termination prior to December 31st is due to attainment of age 65, retirement or disability.

Contributions may be funded by the Company during the year and held as non-participant directed, unallocated funds until contributions are determined as of the end of the Plan year. Earnings on these deposits are accumulated and may be used to reduce the cash required for the Company contribution. At December 31, 2003 and 2002, the balance in the unallocated account totaled approximately $6,820 and $2,060,000, respectively. During the year ended December 31, 2003, the Plan recognized investment income in the unallocated account of approximately $105,644 and used the $2,060,000 to reduce the cash required for the 2002 Company matching contribution.

Vesting

Participants’ earnings thereon are at all times vested with such participants. Participants who are employed with the Company on December 31st vest in the Company matching contribution for that year and in all future earnings on such matching contributions.

Administration

The trustee of the Plan is Fidelity Management Trust Company (“Trustee” or “Fidelity”). Fidelity Investments Institutional Operations Company, Inc. performs participant record keeping and other administrative duties for the Plan. The Equifax Inc. Group Plans Administrative Committee is appointed by the Company’s board of directors and oversees the Plan’s operations.

Investment Options

The participants may direct their elective deferrals in and among various investment options. Participants may change their investment elections and transfer money between investment options on a daily basis. The investment options consist of publicly traded mutual funds, including various mutual funds managed by Fidelity affiliates as well as one collective trust. In addition, the participants may elect to invest their contributions in Equifax Inc. common stock through a unitized fund, the Equifax Stock Fund (“ESF”), which includes an investment in a money market fund for liquidity purposes. The balances in the Certegy stock fund are frozen to which no further contributions can be made.

Benefits

Prior to a participant attaining age 59½, in-service withdrawals from the pre-tax portion of a participant’s account are permitted only on the basis of financial hardship. Once  participants attain age 59½, they may withdraw up to 100% of their account in one or more withdrawals. Once a participant’s employment with the Company ceases due to termination of employment, retirement, death, or disability, and upon the election of the participant, the Plan will distribute to the participant 100% of the participant’s account balance. This lump-sum distribution is payable in cash, Company common stock, or a combination of the two at the participant’s election.

If a participant’s account balance is less than $5,000 upon retirement or termination, a distribution of the participant’s account will be made automatically.

The after-tax portion of a participant’s account balance is available for withdrawal at any time.

Participant Accounts

Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s share of the Plan’s earnings or losses, Company contributions, and the participant’s contributions. Allocations of earnings or losses are based on relative account balances and investment elections, as defined.

Loans to Participants

The Plan permits loans to be made to participants. Only one loan is permitted at a time, and the minimum loan amount is $1,000. Loans may generally be taken up to 50% of a participant’s account balance but not exceeding $50,000. Loans are generally repaid through payroll deductions with a 5-year maximum limit, except for loans for home purchases which may have terms up to 15 years. Interest rates are set at the date of the loan at a rate equal to prime plus 1% on the first day of the calendar quarter in which the loan is taken. Loan fees for setup and maintenance are paid by the participant.

Plan Termination

The Company has the right to amend, suspend, or terminate the Plan at anytime subject to the provisions of ERISA. In the event of Plan termination, the interests of the participants shall be non-forfeitable and will be distributed to participants as soon as administratively feasible.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan’s management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Expenses

All expenses for the administration of the Plan, except for brokerage commissions and related expenses on security transactions and loan fees, are paid by the Company. The expenses for administration include the fees and expenses of the Plan’s Trustee.

Valuation of Plan Investments

Investments of the Plan, except the Managed Income Portfolio, are carried at fair value as determined by quoted market prices. Participant loans are recorded at the principal amount outstanding plus accrued interest which approximates fair value.

The Managed Income Portfolio is a collective trust which invests in guaranteed investment contracts and synthetic investment contracts. The collective trust’s investment in these contracts is valued at fair value as determined by the Trustee.

3. Investments

The fair values of individual investments that represent 5% or more of the Plan’s net assets as of December 31 follow:

2003
Equifax Inc. common stock, participant-directed:	$45,419,129

Fidelity Managed Income Portfolio	12,985,819

Spartan® U.S. Equity Index Fund	21,713,735

Fidelity Asset Manager: Growth	9,532,887
Fidelity Low Priced Stock Fund	8,832,014
Fidelity Retirement Government Money Market Portfolio:
Participant-directed	9,088,096
Non-participant-directed	6,820
Certegy Inc. common stock	26,917,189

2002
Equifax Inc. common stock:
Participant-directed	$46,406,252
Non-participant-directed	2,011,452
Fidelity Managed Income Portfolio
Participant-directed	11,383,464
Non-participant-directed	113
Spartan® U.S. Equity Index Fund	16,592,312
Fidelity Asset Manager: Growth	7,863,866
Fidelity Retirement Government Money Market Portfolio:
Participant-directed	9,562,607
Non-participant-directed	48,880
Certegy Inc. common stock	22,867,048

The net appreciation (depreciation) in the fair value of investments as determined by quoted market prices for the year ended December 31, 2003 is as follows:

Common stock:
Equifax Inc.	$3,547,256
Certegy Inc.	7,307,952
Registered investment companies	13,291,571
$24,146,779

4. Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 15, 2003 stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the code.

6. Related-Party Transactions

All transactions in the Equifax common stock held within the ESF are related-party transactions. The Plan held approximately 1,854,000 and 1,962,000 shares of Equifax common stock at December 31, 2003 and 2002, respectively.

The Plan offers investments in mutual funds and the collective trust issued by affiliates of the Trustee. These Fidelity affiliates receive investment management fees related to these mutual funds and collective trust prior to any fund and/or trust being allocated investment earnings or losses.

Supplemental Schedule

Equifax Inc. 401(k) Plan

(formerly, Equifax Inc. Employees 401(k)

Retirement and Savings Plan)

EIN:  58-0401110    Plan Number:  003

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

As of December 31, 2003

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

*	Equifax Inc.	Common stock:
		Participant-directed, 1,853,842 shares		$45,419,129

	Certegy Inc.	Common stock, 931,448 shares		$26,917,189

	Common/Collective Trust Funds:
*	Fidelity Investments	Fidelity Managed Income Portfolio:
		Participant-directed, 12,985,819 shares		$12,985,819

	Money Market Funds:
*	Fidelity Investments	Fidelity Retirement Government Money Market Portfolio:
		Participant-directed, 9,088,096 shares		$9,094,916
		Nonparticipant-directed, 6,820 shares	$6,820

	Shares of registered investment companies:
*	Fidelity Investments	Spartan® U.S. Equity Index Fund, 550,970 shares		$21,713,735
*	Fidelity Investments	Fidelity U.S. Bond Index Fund, 303,784 shares		3,399,338
*	Fidelity Investments	Fidelity Asset Manager™, 446,273 shares		7,033,259
*	Fidelity Investments	Fidelity Asset Manager: Income, 117,180 shares		1,423,731
*	Fidelity Investments	Fidelity Asset Manager: Growth, 667,569 shares		9,532,887
*	Fidelity Investments	Fidelity Value Fund, 119,474 shares		7,415,725
*	Fidelity Investments	Fidelity Low-Priced Stock Fund, 252,488 shares		8,832,014
	American Funds	American Advantage International Equity Fund, 3,881 shares		63,843
	Morgan Stanley Institutional Funds	MSDW Equity Institutional Fund, 7,795 shares		121,218
	MAS Funds	MAS Mid-Cap Growth Portfolio, 36,072 shares		608,530

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

	Shares of registered investment companies (continued):
	Strong Funds	Strong Government Securities Fund, 142,512 shares		1,550,528
	Warburg Pincus Funds	Warburg Pincus Capital Appreciation Fund, 70,246 shares		1,075,461
	PIMCO Funds	PIMCO Total Return Fund, 190,137 shares		2,036,369
	INVESCO Funds Group	INVESCO Equity Income Fund, 112,971 shares		1,289,001
*	Fidelity Investments	Fidelity Fund, 14,640 shares		411,082
*	Fidelity Investments	Fidelity Equity Income Fund, 24,632 shares		1,225,458
*	Fidelity Investments	Fidelity Aggressive Growth Fund, 188,428 shares		2,813,234
*	Fidelity Investments	Fidelity Diversified International Fund, 75,785 shares		1,827,942
*	Fidelity Investments	Fidelity Dividend Growth Fund, 66,579 shares		1,817,617
*	Fidelity Investments	Fidelity Freedom Income Fund®, 14,035 shares		155,647
		Fidelity Freedom 2000 Fund®, 34,702 shares		408,790
		Fidelity Freedom 2010 Fund®, 69,387 shares		903,419
		Fidelity Freedom 2020 Fund®, 47,446 shares		617,747
		Fidelity Freedom 2030 Fund®, 42,657 shares		552,414
*	Fidelity Investments	Spartan® International Index Fund, 8,522 shares		232,310
*	Fidelity Investments	Fidelity Freedom 2040 FundSM, 23,163 shares		175,112

*	Participants	Participant Loans with varying maturities and interest rates from 7.0% to 10.5%		2,223,374
	Interest Bearing Cash			1,199,702
				$175,076,540

* Represents a party-in-interest.

(1)  Cost information has not been included in column (d) because certain investments are participant-directed.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EQUIFAX INC. 401(K) PLAN

Date: June 28, 2004	By:	/S/ G. KENT LINGERFELT

G. Kent Lingerfelt
Vice President, Compensation and Benefits and Member of the Equifax Inc. Group Plans Administrative Committee, Plan Administrator

EXHIBIT INDEX

Exhibit No.

23	Consent of Independent Registered Public Accounting Firm